# SELECT*LIFE I
# SELECT*LIFE III
# VARIABLE ACCUMULATION DESIGN<sup>SM</sup>
# VARIABLE ESTATE DESIGN
# VOYA INVESTOR ELITE
# VOYA PROTECTOR ELITE

**FLEXIBLE PREMIUM ADJUSTABLE VARIABLE UNIVERSAL LIFE
INSURANCE POLICIES**
issued by
**ReliaStar Life Insurance Company**
and its
**Select*Life Variable Account**

**Supplement Dated May 14, 2019**

This supplement updates and amends your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

_____

# IMPORTANT INFORMATION ABOUT THE INTERNET AVAILABILITY OF FUND SHAREHOLDER REPORTS

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for the funds available through your policy will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your policy.

# NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the VY® Pioneer High Yield Portfolio.*

On November 16, 2018, the Board of Directors of Voya Partners, Inc. approved a proposal to reorganize the VY® Pioneer High Yield Portfolio (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 23, 2019 (the "Reorganization Date"), Class I shares of the VY® Pioneer High Yield Portfolio (the "Merging Fund") will reorganize with and into Class I shares of the Voya High Yield Portfolio (the "Surviving Fund").

If shareholders of the Merging Fund approve the Reorganization, from the close of business on July 26, 2019, through the close of business on August 23, 2019, the Merging Fund will be in a "transition period" during which time a large portion of the Merging Fund's assets may be in temporary investments. During this time, the Merging Fund may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

**Voluntary Transfers Before the Reorganization Date.** Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to the fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the Transfers section of your policy prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

**On the Reorganization Date.** On the Reorganization Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your policy value immediately before the reallocation will equal your policy value immediately after the reallocation.

**Automatic Fund Reallocation After the Reorganization Date.** After the Reorganization Date, the Merging Fund will no longer be available through your policy. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the Transfers section of your policy prospectus for information about making fund allocation changes.**

**Allocation Instructions.** You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050 or www.voyalifecustomerservice.com.

# NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming Reorganization involving the VY® Pioneer High Yield Portfolio referenced above, Class I shares of the Voya High Yield Portfolio have been added to your policy as a replacement investment option.

# IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICIES

The following chart lists the mutual funds that are currently available for investment through the policies, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.**

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **American Funds Insurance Series® – Growth Fund (Class 2)**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks growth of capital. |
| **American Funds Insurance Series® – Growth - Income Fund (Class 2)**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks long-term growth of capital and income. |
| **American Funds Insurance Series® – International Fund (Class 2)**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks long-term growth of capital. |
| **BlackRock Global Allocation V.I. Fund (Class III)**<br><br>**Investment Adviser:** BlackRock Advisors, LLC | Seeks high total investment return. |
| **Fidelity® VIP Contrafund<sup>SM</sup> Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks long-term capital appreciation. |
| **Fidelity® VIP Equity-Income Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index. |
| **Neuberger Berman AMT Sustainable Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Neuberger Berman Investment Advisers LLC | Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's environmental, social and governance (ESG) criteria. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Balanced Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **Voya Global Bond Portfolio (Class S)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to maximize total return through a combination of current income and capital appreciation. |
| **Voya Global Equity Portfolio (Class I)**[1]<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |
| **Voya Global Perspectives® Portfolio (Class I)**[2]<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks total return. |
| **Voya Government Liquid Assets Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **Voya Growth and Income Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya High Yield Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to provide investors with a high level of current income and total return. |
| **Voya Index Plus LargeCap Portfolio (Class I)**<br><br>**Investment Adviser:**  Voya Investments, LLC<br><br>**Subadviser:**  Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Index Plus MidCap Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk. |
| **Voya Index Plus SmallCap Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk. |
| **Voya Intermediate Bond Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International High Dividend Low Volatility Portfolio (Class I)**[1,3]<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadviser:** Voya Investment Management Co. LLC | Seeks maximum total return. |
| **Voya International Index Portfolio (Class S)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **Voya Large Cap Growth Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya Large Cap Value Portfolio (Class I)**<br><br>    **Investment Adviser:** Voya Investments, LLC<br><br>    **Subadviser:** Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Limited Maturity Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **Voya MidCap Opportunities Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Retirement Growth Portfolio (Class I)**[2]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio. |
| **Voya Retirement Moderate Growth Portfolio (Class I)**[2]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio. |
| **Voya Retirement Moderate Portfolio (Class I)**[2]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio. |
| **Voya Russell<sup>TM</sup> Large Cap Growth Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **Voya Russell<sup>TM</sup> Large Cap Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **Voya Russell<sup>TM</sup> Large Cap Value Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Voya Russell™ Mid Cap Growth Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index. |
| **Voya Russell™ Small Cap Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |
| **Voya Small Company Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations. |
| **Voya SmallCap Opportunities Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Solution Moderately Aggressive Portfolio (Class I)[2]**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide capital growth through a diversified asset allocation strategy. |
| **Voya U.S. Bond Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index. |
| **Voya U.S. Stock Index Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return. |
| **VY® Baron Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY® Clarion Global Real Estate Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** CBRE Clarion Securities LLC | Seeks high total return consisting of capital appreciation and current income. |
| **VY® Columbia Small Cap Value II Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Columbia Management Investment Advisers, LLC | Seeks long-term growth of capital. |
| **VY® Invesco Comstock Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |
| **VY® Invesco Equity and Income Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® Invesco Growth and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **VY® JPMorgan Emerging Markets Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **VY® JPMorgan Small Cap Core Equity Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long-term. |
| **VY® Oppenheimer Global Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY® Pioneer High Yield Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Amundi Pioneer Asset Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **VY® T. Rowe Price Capital Appreciation Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **VY® T. Rowe Price Equity Income Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks. |
| **VY® T. Rowe Price International Stock Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth of capital. |

# IMPORTANT INFORMATION ABOUT FUNDS
# CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Fidelity® VIP Index 500 Portfolio (Initial Class)**[4]<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** Geode Capital Management, LLC and FMR Co., Inc. | Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** Fidelity Investments Money Management, Inc. and other investment advisers | Seeks as high a level of current income as is consistent with the preservation of capital. |
| **Voya Strategic Allocation Conservative Portfolio (Class I)[2]**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital. |
| **Voya Strategic Allocation Growth Portfolio (Class I)[2]**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide capital appreciation. |
| **Voya Strategic Allocation Moderate Portfolio (Class I)[2]**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized). |
| **VY® American Century Small-Mid Cap Value Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** American Century Investment Management, Inc. | Seeks long-term capital growth. Income is a secondary objective. |
| **VY® Clarion Real Estate Portfolio (Class I)[5]**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** CBRE Clarion Securities LLC | Seeks total return including capital appreciation and current income. |
| **VY® JPMorgan Mid Cap Value Portfolio (Class I)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 5011, Minot, ND 58702-5011, 1-877-886-5050 or www.voyalifecustomerservice.com. **See the Transfers section of your policy prospectus for information about making fund allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See the Lapse section of your policy prospectus for more information about how to keep your policy from lapsing. See also the Reinstatement section of your policy prospectus for information about how to put your policy back in force if it has lapsed.**

# IMPORTANT INFORMATION ABOUT THE TAX STATUS OF THE COMPANY

We are taxed as a life insurance company under the Tax Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the variable account to increase reserves under the policies. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the variable account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the variable account. In this case we may impose a charge against a variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes. We may deduct this amount from the variable account, including from your policy value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including variable account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the variable account because (i) the policy owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include Company income taxes in the tax charges you pay under the policy. We reserve the right to change these tax practices.

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 5011
Minot, ND 58702-5011
1-877-886-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

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[1] This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the policy. During rising markets, the hedging strategies employed to manage volatility could result in your variable account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your variable account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.

[2] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[3] Prior to May 1, 2019, this fund was known as the VY® Templeton Foreign Equity Portfolio.

[4] The Fidelity® VIP Index 500 Portfolio was only ever available as an investment option in the Select*Life I product.

[5] The VY® Clarion Real Estate Portfolio was never offered as an investment option in the Select*Life I product.